Filed by Independent Bank Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Enterprise Bancorp, Inc. SEC File No.: 001-33912 Filer’s SEC File No.: 1-9047 Date: December 9, 2024

Exhibit 99.1 Joint News Release Independent Bank Corp. and Enterprise Bancorp, Inc. Sign Merger Agreement for Rockland Trust to Acquire Enterprise Bank The agreement will unite two relationship-driven organizations and expand Rockland Trust’s footprint into northern Massachusetts and southern New Hampshire. Rockland, Massachusetts and Lowell, Massachusetts (December 9, 2024) - Independent Bank Corp. (NASDAQ Global Select Market : INDB) (“Independent”), parent of Rockland Trust Company (“Rockland Trust”), and Enterprise Bancorp, Inc. (NASDAQ Global Select Market: EBTC) (“Enterprise”), parent of Enterprise Bank and Trust Company (“Enterprise Bank”), have signed a definitive merger agreement pursuant to which Enterprise will merge into Independent and Enterprise Bank will merge into Rockland Trust in a cash and stock transaction for total consideration valued at approximately $562 million in aggregate, or $45.06 per share based on the Independent closing price of $71.77 on December 6, 2024. The merger agreement provides that Enterprise shareholders will receive 0.60 shares of Independent common stock and $2.00 in cash for each share of Enterprise common stock they hold. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and to provide a tax-free exchange for Enterprise shareholders for the Independent common stock portion of the merger consideration they will receive. Independent anticipates issuing approximately 7.5 million shares of its common stock and paying an aggregate amount of $27.1 million in cash in the merger. The merger is expected to close in the second half of 2025 subject to customary closing conditions, including regulatory approvals and approval of Enterprise shareholders. No vote of Independent shareholders is required. “Enterprise Bank is the perfect merger partner for Rockland Trust, consistent with all aspects of our outstanding long-term merger track record. Rockland Trust and Enterprise Bank share a deep commitment to strengthening our local communities by putting people and relationships first. Both institutions believe that banking is about making a meaningful, positive difference in the lives of local families and businesses,” said Jeffrey Tengel, the President and Chief Executive Officer of Independent Bank Corp. “We look forward to extending Rockland Trust’s footprint in northern Massachusetts, as well as entering the New Hampshire market. Together, our combined institution will bring expanded convenience and additional products and services to the communities we are proud to serve.”

“From the very start, Enterprise Bank has been dedicated to helping our communities succeed. That vision has inspired our long-standing commitment to our customers’ success, product innovation and community service,” said Steven Larochelle, the Chief Executive Officer of Enterprise Bancorp, Inc. “We are excited to join an organization that lives these same values. Our customers will benefit from the additional products, services and technology Rockland Trust offers while continuing to experience the personal relationships they deserve.” Enterprise Bank was founded in 1989 in Lowell, MA and conducts its business from 27 full- service branches in Massachusetts and New Hampshire. Rockland Trust does not plan to close any Enterprise Bank branches and intends to maintain a significant presence in Lowell. As of September 30, 2024, Enterprise Bank had $4.7 billion in total assets, $3.8 billion in net loans, $4.2 billion in deposits and $1.5 billion in wealth assets under management and administration. “Following this merger, Rockland Trust will have approximately $25 billion in assets and $8.7 billion in wealth assets under administration. In addition to expanding our branch footprint north and into New Hampshire, this acquisition will further enhance our core deposit franchise and provide opportunities for us to introduce our full suite of banking solutions, wealth management services, and comprehensive financial advice to new businesses and households,” said Tengel. The merger is expected to be approximately 16% accretive to Independent’s earnings per share in 2026, the first full year of combined operations, assuming full phase-in of cost savings. Independent anticipates the transaction will meet its three year or less tangible book value earn back hurdle rate. Combined merger-related charges are expected to be approximately $61.2 million before tax, in the aggregate. As part of the transaction, Independent plans to raise approximately $250 million in subordinated debt prior to the transaction closing. Post close, Board Chair and Enterprise Bank founding member, George Duncan, will become an advisor to the Independent Board and Larochelle will serve as a consultant for Rockland Trust for one year. Additionally, Independent will appoint two Enterprise directors to its board following the merger. The boards of directors of each company have unanimously approved the transaction. Enterprise’s directors and executive officers who currently own, in the aggregate, about 20.4% of Enterprise’s outstanding shares have signed voting agreements pursuant to which they have agreed to vote their shares in favor of the merger. Independent was advised by Keefe, Bruyette & Woods, Inc., A Stifel Company, and used Simpson Thacher & Bartlett LLP as its legal counsel. Enterprise was advised by Piper Sandler and used Hunton Andrews Kurth LLP as its legal counsel. CONFERENCE CALL INFORMATION At 10:00 a.m. Eastern Standard Time on Monday, December 9, 2024 Jeffrey Tengel, Chief Executive Officer and Mark Ruggiero, Chief Financial Officer and Executive Vice President of Consumer Lending, will host a conference call to discuss the Enterprise Bank transaction. Internet access to the call is available on the Company’s website at www.RocklandTrust.com or via telephonic access by dial-in at 1-888-336-7153 reference: INDB. A replay of the call will be available by calling 1-877-344-7529, Replay Conference Number: 6499206 and will be available through December 16, 2024. Additionally, a webcast replay will be available until December 9, 2025. INDEPENDENT BANK CORP. / ROCKLAND TRUST CONTACTS: Investor Relations: Gerry Cronin, Director of Investor Relations Rockland Trust Company (774) 363-9872 Gerard.Cronin@rocklandtrust.com Media: Emily McDonald, Vice President, Corporate Marketing Rockland Trust Company (781) 982-6650 Emily.McDonald@rocklandtrust.com ENTERPRISE BANCORP, INC. / ENTERPRISE BANK CONTACTS Investor Relations: Joe Lussier, Chief Financial Officer & Treasurer, EVP Enterprise Bank (978) 656-5578 Joe.Lussier@ebtc.com Media: Matthew Coggins, Chief Marketing & Communications Officer Enterprise Bank (978) 656-5708 Matthew.Coggins@ebtc.com ABOUT INDEPENDENT BANK CORP. Independent Bank Corp. (NASDAQ Global Select Market: INDB) is the holding company for Rockland Trust Company, a full-service commercial bank headquartered in Massachusetts. With retail branches in Eastern Massachusetts and Worcester County as well as commercial banking and investment management offices in Massachusetts and Rhode Island, Rockland Trust offers a wide range of banking, investment, and insurance services to individuals, families, and businesses. The Bank also offers a full suite of mobile, online, and telephone banking services. Rockland Trust is an FDIC member and an Equal Housing Lender.

ABOUT ENTERPRISE BANCORP, INC. Enterprise Bancorp, Inc. (NASDAQ Global Select Market: EBTC) is a Massachusetts corporation that conducts substantially all its operations through Enterprise Bank and Trust Company, commonly referred to as Enterprise Bank, and has reported 140 consecutive profitable quarters. Enterprise Bank is principally engaged in the business of attracting deposits from the general public and investing in commercial loans and investment securities. Through Enterprise Bank and its subsidiaries, the Company offers a range of commercial, residential and consumer loan products, deposit products and cash management services, electronic and digital banking options, as well as wealth management, and trust services. The Company's headquarters and Enterprise Bank's main office are located at 222 Merrimack Street in Lowell, Massachusetts. The Company's primary market area is the Northern Middlesex, Northern Essex, and Northern Worcester counties of Massachusetts and the Southern Hillsborough and Southern Rockingham counties in New Hampshire. Enterprise Bank has 27 full-service branches located in the Massachusetts communities of Acton, Andover, Billerica (2), Chelmsford (2), Dracut, Fitchburg, Lawrence, Leominster, Lexington, Lowell (2), Methuen, North Andover, Tewksbury (2), Tyngsborough and Westford and in the New Hampshire communities of Derry, Hudson, Londonderry, Nashua (2), Pelham, Salem and Windham. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Independent and Enterprise, the expected timing of completion of the proposed transaction, and other statements that are not historical facts. Such statements reflect the current views of Independent and Enterprise with respect to future events and financial performance, and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs, expectations, plans, predictions, forecasts, objectives, assumptions or future events or performance, are forward-looking statements. Forward-looking statements often, but not always, may be identified by words such as expect, anticipate, believe, intend, potential, estimate, plan, target, goal, or similar words or expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Independent and Enterprise caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Independent’s and Enterprise’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (1) changes in general economic, political, or industry conditions; (2) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (3) volatility and disruptions in global capital and credit markets; (4) movements in interest rates; (5) the resurgence of elevated levels of inflation or inflationary pressures in the United States and the Enterprise and Independent market areas; (6) increased competition in the markets of Independent and Enterprise; (7) success, impact, and timing of business strategies of Independent and Enterprise; (8) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (9) the expected impact of the proposed transaction between Enterprise and Independent on the combined entities’ operations, financial condition, and financial results; (10) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (11) the failure to obtain Enterprise shareholder approval or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all or other delays in completing the proposed transaction; (12) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (13) the outcome of any legal proceedings that may be instituted against Independent or Enterprise; (14) the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Enterprise do business; (15) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (16) diversion of management’s attention from ongoing business operations and opportunities; (17) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (18) the dilution caused by Independent’s issuance of additional shares of its capital stock in connection with the proposed transaction; (19) cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; and (20) other factors that may affect the future results of Independent and Enterprise. Additional factors that could cause results to differ materially from those described above can be found in Independent’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in other documents Independent files with the SEC, and in Enterprise’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10- Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings” and in other documents Enterprise files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Independent nor Enterprise assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable law. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. All forward-looking statements, express or implied, included in the document are qualified in their entirety by this cautionary statement. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made with respect to the proposed transaction involving Independent and Enterprise. This material is not a solicitation of any vote or approval of the Enterprise shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Independent and Enterprise may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Independent and Enterprise, Independent will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will that will include a proxy statement for a special meeting of Enterprise’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Enterprise will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider Independent’s and Enterprise’s public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement and of the proxy statement/ prospectus and other filings incorporated by reference therein, as well as other filings containing information about Independent and Enterprise, can be obtained, free of charge, as they become available at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Bancorp, Inc., 222 Merrimack Street, Lowell, MA 01852, Attention: Corporate Secretary, telephone (978) 656-5578. PARTICIPANTS IN THE SOLICITATION Independent, Enterprise, and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies from the shareholders of Enterprise in connection with the proposed transaction. Information regarding Independent’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024, and its

Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 28, 2024, and other documents filed by Independent with the SEC. Information regarding Enterprise’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024 and other documents filed by Enterprise with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the proxy solicitation of Enterprise’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials filed with the SEC when they become available, which may be obtained free of charge as described in the preceding paragraph. Category: Merger Releases